UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1

_____________________

     Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

CORRIDOR VENTURES I ACQUISITION CORP.
(Exact name of registrant as specified in its corporate charter)

000-54083
(Commission File No.)

Nevada	27-3183663
(State of Incorporation)	(IRS Employer Identification No.)

Room 1908, Building A, PINGAN IFC No.3 Xinyuan South Rd. Chaoyang District, Beijing, 100027, P.R.China
(Address of principal executive offices)

(86) 10-8591-1129
(Registrant's telephone number)

____________________________________________________________________________

     NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
___________________________________________________________________________

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 14, 2011 to the holder of record at the close of business on March 14, 2011 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Corridor Ventures I Acquisition Corp., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Stock Purchase Agreement, dated March 14, 2011, among the Company, Corridor Ventures, LLC (“Seller”), and Asia Junwei Finance Capital Group Company Limited (the “Buyer”). The transactions contemplated by the Purchase Agreement were consummated on March 14, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to the Company.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 10.1 to a current report on Form 8-K that was filed on March 14, 2011.

On the Record Date, 2,000,000 shares of Common Stock were issued and outstanding with the holder thereof being entitled to cast one vote per share.

     WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE
COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION
STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On March 14, 2011, we entered into the Purchase Agreement with the Buyer and the Seller and closed the transactions contemplated by the Purchase Agreement. Under the Purchase Agreement the Seller sold an aggregate of 1,950,000 shares of our Common Stock to the Buyer for an aggregate purchase price of $10,000.

In connection with the closing of the Purchase Agreement, David K. Waldman resigned from his positions as Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary, effective immediately, and from his position as the Company’s sole director, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders, which is expected to occur on or about March 14, 2011. On the same day, Yang Lin was appointed as the Company’s Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and director. He will become the sole director of the Company upon the effectiveness of Mr. Waldman’s resignation (the “Effective Date”).

The incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, Yang Lin, the incoming officer and director, or existing director of the Company, has not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Room 1908, Building A, PINGAN IFC No.3 Xinyuan South Rd. Chaoyang District, Beijing, 100027, P.R.China.

	Before Closing of the Purchase Agreement		After Closing of the Purchase Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Yang Lin(3)	0	*	1,950,000	97.5%
David K. Waldman(4) All officers and directors as a group (2 persons named above)	2,000,000 2,000,000	100% 100%	50,000 1,950,000	2.5% 97.5%

5% Security Holders
Asia Junwei Finance Capital Group Company Limited(3)	0	*	1,950,000	97.5%
Yang Lin(3)	0	*	1,950,000	97.5%
Jian Wu(3)	0	*	1,950,000	97.5%
Corridor Ventures, LLC(4)	2,000,000	100%	50,000	2.5%
David K. Waldman(4)	2,000,000	100%	50,000	2.5%
* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 2,000,000 shares of Common Stock issued and outstanding before and after the closing of the transactions contemplated by the Purchase Agreement.

(3)

Asia Junwei Finance Capital Group Company Limited, or the Buyer, is the direct owner of 1,950,000 shares of the Company’s Common Stock. Yang Lin is the sole officer and director of the Buyer and deemed to be the beneficial owner of the 1,950,000 shares of common stock held by the Buyer. Jian Wu is the sole shareholder of the Buyer and also deemed to be the beneficial owner of the 1,950,000 shares of common stock held by the Buyer.

(4)

Corridor Ventures, LLC, or the Seller, is the direct owner of 50,000 shares of the Company’s Common Stock. It was the owner of 100% of the outstanding share capital of the Company before selling those 1,950,000 shares of Common Stock of the Company to the Buyer on March 14, 2011. David K. Waldman controls the Seller and is therefore deemed to be the beneficial owner of the shares of common stock of the Company owned by the Seller.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the transactions contemplated by the Purchase Agreement, our Board of Directors consisted of one member, Mr. Waldman, who was elected to serve until his successor is duly elected and qualified. Mr. Waldman has submitted a letter of resignation and Mr. Yang has been appointed to our Board of Directors. Mr. Yang’s appointment became effective on the Closing Date, while Mr. Waldman’s resignation will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed Mr. Yang to serve as the Company’s Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.

Yang Lin

Mr. Yang served as an executive director at Junwei Financial Group since 2007. Junwei Financial Group is a financial services firm based in Beijing, China. Junwei Financial Group provides financial advisory services to China based companies that desire to go public and access capital in the U.S. Prior to joining Junwei Financial Group, Mr. Yang held various positions in the financial industry since 1996.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

We did not engage in any transactions since the beginning of our 2011 fiscal year, and do not propose to currently engage in any transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended March 31, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended March 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. We envision that in the future if we form such committees, the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee would be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Yang’s experience in business development and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Year Ended March 31, 2010

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Total Compensation ($)
Yang Lin, Chief Executive Officer (1)	2010	0	0	0
David K. Waldman, Former Chief Executive Officer (2)	2010	0	1,000 (1,000,000 shares at $0.001)	0

(1)

On March 14, 2011, Mr. Yang was appointed as the Company’s Chief Executive Officer in connection with his purchase of a controlling interest in the Company, pursuant to the Purchase Agreement dated as of the same date.

(2)

Mr. Waldman resigned as the Company’s Chief Executive Officer and from the other officer positions that he held with the Company on March 14, 2011 in connection with the change of control resulting from the closing of the Purchase Agreement. Mr. Waldman did not receive any compensation from the Company during his tenure as Chief Executive Officer other than 1,000 shares that were issued to Corridor Ventures, LLC, an entity controlled by Mr. Waldman, for services provided by that entity to the Company..

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended March 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2010 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 14, 2011

CORRIDOR VENTURES I ACQUISITION CORP.

By: /s/Yang Lin
Yang Lin
Chief Executive Officer